Exhibit 99.3

The Vodacom Transaction Unlocking value for shareholders

Forward looking statement Shareholders in certain jurisdictions outside of South Africa may not be entitled to receive any Vodacom shares that Telkom unbundles if such receipt would require registration or approval under local securities laws. A mechanism is intended to be put in place so that shareholders in such jurisdictions outside of South Africa may receive cash instead of the Unbundling Shares if such receipt would require registration or approval under relevant local securities laws. THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES IS REQUIRED TO BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM TELKOM AND/OR VODACOM AND THAT CONTAINS DETAILED INFORMATION ABOUT VODACOM AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. TELKOM AND VODACOM HAVE NO CURRENT INTENTION OF MAKING ANY PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION. SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS All of the statements contained herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf related to such subject matter, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's or Vodacom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's or Vodacom's actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, our ability to consummate the Vodacom transaction, our ability to successfully implement our mobile strategy, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Telkom's and Vodacom's ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act and the impact of these requirements on our business; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us. Furthermore, the targets, estimates, forecasts, projections and pro forma financial information included herein have been prepared based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and upon assumptions with respect to future economic activity and business decisions which are subject to change. In addition, targets, estimates, forecasts, projections and pro forma financial information in a transforming industry such as Telkom's are inherently risky, particular in later years. As a result, we cannot provide any assurance that these results will be realized. The prospective and pro forma financial information presented herein may vary substantially from actual results. We make no representation that these results will be achieved. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Key terms of the Vodacom transaction Three inter-conditional components: 15% stake to be sold to Vodafone Remaining 35% to be listed on the JSE and distributed to Telkom shareholders in South Africa and other eligible jurisdictions by way of an unbundling 50% of post tax (CGT) proceeds declared as special dividend (net of STC) Structure Price Consideration for the 15% Vodacom stake is ZAR22.5bn less Vodacom's attributable net debt at September 30, 2008 of ZAR1.55 billion paid in cash subject to capital gains tax ("CGT")

Key terms (continued) Conditions Telkom shareholder approvals: 50% for the disposal of 15% of Vodacom to Vodafone 75% for the unbundling of the remaining 35% of Vodacom to Telkom shareholders (Section 228 of Companies Act) 50% for the declaration of the special dividend Regulatory approvals including: Competition authorities ICASA JSE approval for the listing of Vodacom Shareholders Agreement The Vodacom shareholders agreement is terminated in its entirety

Key terms (continued) Use of proceeds Telkom to retain 50% of the proceeds to fund its repositioning post Vodacom The remainder of the proceeds will be returned to shareholders as a special dividend (less STC payable thereon) Vodacom minority shareholder protection Vodacom will be used as Vodafone's vehicle for expansion in sub- Saharan Africa (excluding North Africa, Kenya and Ghana) Vodacom to distribute all profits not needed for growth and debt repayment Independent, non-executive chairman and majority non-executive directors; compliance with best practice Unlocking value for Telkom shareholders Positioning Telkom for future growth

PIC SA Govt Vodacom Group Other TKG shareholders or public Vodacom SA BEE Vodacom ownership structure post transaction End of misaligned shareholder strategies Telkom shareholders gain direct equity exposure to Vodacom Vodafone 65% 4.6% 13.8% 16.6% Vodacom International ca 6% 94% 100%

Expected timing End February 2009 Circulars mailed to shareholders Mid March 2009 Shareholders vote in special general meeting April 2009 Regulatory approvals expected: ICASA Competition authorities May/June 2009 Transaction closing Receipt of proceeds Special dividend declared Listing and unbundling of Vodacom

Transaction rationale Value unlock Remove strategic limitations Attractive cash consideration for 15% of Vodacom Telkom to retain 50% of proceeds, remainder distributed to shareholders (net of STC) Potential re-rating of under valued fixed-line business Direct equity exposure to South Africa's leading mobile operator Telkom will be able to compete in mobile markets and drive its convergence strategy Repositioning Telkom Capitalise on the fixed-line strengths to become a fully integrated service provider Seek to become Africa's leading fixed, mobile and data service provider

Able to provide mobile services in South Africa and across Africa Is expected to realise the power and benefits of a fully integrated strategy Free from geographic limitations Telkom can now offer fully converged services Strategic limitations removed - Telkom free to compete Customers want to communicate in any format, over any device, anytime, anywhere and in any volume

Enhanced ability to compete Maximise core fixed-line value Top line growth Margin Capex Strengthened ability to defend and grow revenue base Focus on converged fixed, mobile and data services opportunities Use of wireless (mobile) solutions to improve margins Telkom's strength remains its network Acceleration of infrastructure investments including NGN International expansion Cash injection for international expansion Freedom to pursue investments in any market Convergence Free to drive convergence through a complimentary mobile solution Under-serviced areas to benefit from wireless (mobile) solution Leverage the NGN and Telkom's network footprint Strategic partnerships Free to explore partnerships with other major mobile players

Unaudited pro forma Telkom financials After Before Comments Revenues 08 (ZARbn) 34.5 56.3 EBITDA 08 (ZARbn) 12.4 20.6 Total gross debt (ZARbn) 15.2 18.4 Total cash (ZARbn) 10.9 1.7 Net debt (ZARbn) 4.4 16.6 Removal of 50% of Vodacom consolidated revenues EBITDA from fixed-line and other businesses after transaction Deconsolidation of 50% of Vodacom debt Based on 50% of proceeds retained and distribution of the remainder (net of STC) Capital structure flexibility Source: Annual report FY2008 Proceeds invested and used to manage capital efficiently

Unaudited pro forma capital structure and use of proceeds Total net debt 08 R16.6bn EBITDA 08 R20.6bn Net debt/EBITDA 0.8x Before Total net debt1 R4.4bn EBITDA 08 R12.4bn Net debt1/EBITDA 0.4x After Capital structure 1 Assuming 50% of Vodacom sale proceeds are retained by Telkom Pro forma, with 50% of proceeds, implies a ND/EBITDA of 0.4x Three year targeted ND/EBITDA of 1.3x to retain flexibility

Current financial market turmoil Impact on Telkom Currently, local funding market remains available to Telkom, but 40% of Telkom's capex is foreign currency denominated Rand has depreciated more than 30% since August 2008 Management paying close attention to capex and future investments

Investors will have direct exposure to Vodacom Pursue international growth Vodafone synergies Vodacom to be the expansion vehicle for Vodafone in sub-Saharan Africa (excluding North Africa, Ghana and Kenya) Simplified investment decision making process Single controlling shareholder Continued access to Vodafone's product range and innovation Direct exposure Valuation of Vodacom historically hidden within Telkom and Vodafone sum of the parts Market reference now provides clarity as to fair value of Vodacom

Vodacom - an attractive investment Highlights Key financials (ZARbn) Group shareholder returns (after tax) Subscriber growth (m) Revenue EBITDA Line 6 Line 7 Line 8 Line 9 Line 10 Line 11 Line 12 Line 13 Line 14 Line 15 Line 16 2004 22.855 7.767 2005 27.315 9.597 2006 34.043 11.809 2007 41.146 14.227 2008 48.178 16.463 Return on assets Return on equity Line 6 Line 7 Line 8 Line 9 Line 10 Line 11 Line 12 Line 13 Line 14 Line 15 Line 16 2004 16.4 42.7 2005 18.2 50.9 2006 21.7 63.7 2007 24.6 72.9 2008 25.4 76 South Africa Other Line 6 Line 7 Line 8 Line 9 Line 10 Line 11 Line 12 Line 13 Line 14 Line 15 Line 16 2004 9.725 1.492 2005 12.838 2.645 2006 19.162 4.358 2007 23.004 7.146 2008 24.821 9.173 34m subscriber base expected to grow on back of low penetration in Africa SA TZ DRC MQ LS Subscribers (m) 24.8 4.2 3.3 1.3 0.4 Position 1/3 1/6 1/4 2/2 1/3 Market Share 55% 52% 41% 40% 80% Penetration 94% 20% 12% 16% 26% Legend: South Africa (SA), Tanzania (TZ) Democratic Republic of Congo (DRC), Mozambique (MQ), Lesotho (LS), Legend: South Africa (SA), Tanzania (TZ) Democratic Republic of Congo (DRC), Mozambique (MQ), Lesotho (LS), Legend: South Africa (SA), Tanzania (TZ) Democratic Republic of Congo (DRC), Mozambique (MQ), Lesotho (LS), Legend: South Africa (SA), Tanzania (TZ) Democratic Republic of Congo (DRC), Mozambique (MQ), Lesotho (LS), Legend: South Africa (SA), Tanzania (TZ) Democratic Republic of Congo (DRC), Mozambique (MQ), Lesotho (LS), Legend: South Africa (SA), Tanzania (TZ) Democratic Republic of Congo (DRC), Mozambique (MQ), Lesotho (LS),

A positive outcome for all Listed on JSE Vehicle for Vodafone's sub- Saharan African expansion African mobile player headquartered in SA Benefiting from Vodafone products and innovations Vodacom Shareholders realise value and gain exposure to two strengthened assets Significant Foreign Direct Investment in South Africa Financially strong and liberated incumbent, free to compete Retention of a portion of proceeds, positions Telkom for future growth Able to offer full convergence Not restricted in geographic expansion Under-serviced areas in SA provided for more economically Telkom

Telkom Post Vodacom

Fixed - Mobile Converged and managed data services Geographic expansion Selectively capitalise on mobile opportunities Ability to expand freely Invest and focus on data Same strategy - enhanced ability to execute Telkom will be free to grow and compete

Expand infrastructure capabilities including NGN and domestic data centre Selectively build mobile network Pursue growth through acquisitions Telkom to retain 50% of the proceeds to enhance competitive positioning Telkom A B C Backbone provider for all mobile networks - Telkom uniquely positioned

Acceleration of Network expansion including NGN Strategy and rationale Increasing demand for capacity, new data and converged products Legacy network increasingly expensive to maintain, competitors rolling out NGN Significant switch in focus from pure cost-saving to include a sustainable revenue-generating NGN model Sourcing revenue not only from end-users but also from vendors Demand for fixed-mobile converged products accelerates need for optimised NGN A Enhances Telkom's most important strategic asset, its network, to drive defend and grow strategy

Aggressive move up the value-added ICT chain Data centre and enhanced data management capabilities aimed at: Synergies/bundling of network services with IT and hosting capabilities Corporates and multinationals in Africa demand international connectivity and data solutions Remote IT management, hosting mission critical applications for consumers, small business and corporates Data centre key to ensure on-selling of NGN capabilities A Telkom expected to capture the benefits of growth in data services Strategy and rationale

Selectively building mobile network SA mobile voice market highly competitive and nearing saturation, but untapped growth in fixed-mobile convergence and mobile data potential pricing benefits as intra-group interconnection costs can be eliminated mobile capabilities important to secure opportunities in South Africa and across Africa B Selective focus on customers with enhanced product offering Strategy and rationale

Targeting corporate customers, high-end residential and high theft / maintenance areas Leverage from existing network and channels Use wireless access where most cost efficient Will seek network sharing and roaming agreements with mobile operators Selectively building mobile network (continued) B Strategy and rationale Selective network build; full service through roaming

Selectively building mobile and wireless network (cont) B Adding mobility to Telkom's bundle of services creates significant value Benefits Lower churn through convergence and less fixed-mobile substitution Telkom to benefit from increased efficiency in rural areas Regulatory obligations such as payphones managed more effectively Quicker rollout capabilities Reduced losses from cable theft and high maintenance areas

Pursuing growth opportunities through acquisitions C Increase the current international and ICT footprint : Acquire African fixed/mobile capabilities Acquire IT capabilities Capabilities Preference for controlling stakes in strategic investments Acquisitions based upon strict return criteria, balancing return on investments against cost of capital Maintain financial flexibility Ensure management capacity is in place Defined parameters for acquisitions New licences to be issued on the African continent along with several Sub-Saharan privatisation opportunities Acquire/partner data centre operation to execute data centre strategy ? various targets have already been considered/evaluated Potential targets

To evolve from South Africa's leading fixed-line business to the leading ICT player in Africa The sale of Vodacom will enable Telkom to realise its vision